June 29, 2005

MAIL STOP

via U.S. mail and facsimile

Richard Novis, President
Northern Explorations, Ltd.
470 Granville Street, Suite 1120
Vancouver, B.C. V6C 1V5

Re:      Northern Explorations, Ltd.
	Form SB-2 filed May 19, 2005
	File No. 333-125068

Dear Mr. Novis:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize offerings for attempts to create the appearance that the registrant1/4has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates the following: that you are an exploration stage company; that you have not yet begun the initial phase of exploration; that you have not yet identified any economic mineralization on your claim and that you have not performed any work on the property to date; that your sole officer and director has no technical training nor technical experience in mineral exploration;
that you do not have any verbal or written agreement regarding the retention of any qualified engineer or geologist for this exploration program; that access to the property is only practical by helicopter;
that you have no revenues to date; that your payment for the sole claim that you beneficially own has consisted of the stock the selling shareholders are selling in this offering and $2,500 with no additional required expenditures until December 31, 2006; that you have cash of only $27,672; that you do not have any plan in place for any future equity financing or loans; and that the auditor has substantial doubt about your ability to continue as a going concern;

In view of the foregoing, your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout the prospectus to comply with Rule 419 of Regulation C or provide, in the prospectus, a detailed explanation as to why Rule 419 does not apply to your company and this offering and that the company has no intention of entering into a merger or acquisition within the next twelve months.

2. In the "Summary," "Description of Business" and "Cade Claim Purchase Agreement" sections you have stated that on January 4, 2005, you entered into a mineral purchase and sale agreement with
Gillian
Wells of Tsawassen, British Columbia, whereby she sold to us a
100%
undivided right title and interest in one mineral claim. However, the description of the agreement in Note 3 to the financial statements differs materially. It states: "Pursuant to a mineral property option agreement dated January 4, 2005, the Company was granted an option to acquire the sole and exclusive right, privilege and option to explore the claim together with the sole and
exclusive
right, privilege and option to purchase a 90% interest in the Cade
Claim ...."  Exhibit 10.1, entitled "Mineral Property Option
Agreement" is consistent with Note 3 in the financial statements. Please revise to clarify your disclosure wherever appropriate in the prospectus or the financial statements. We may have further comment.

3. Please state in the prospectus where you discuss being quoted on the OTC Bulletin Board that you cannot ensure that your shares will be quoted on the OTC Bulletin Board.

4. Margins with full justification impede the readability of the document. Justify the left margins and leave the right margins ragged.


Cover Page of Prospectus

5. The prospectus cover page should be limited to the disclosure required by Item 501 of Regulation S-B. Please remove the following:
"We determined this offering price based upon the price of the last sale of our common stock to investors."

6. We note that the cross-reference to the risk factors section is in all capital letters. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information. Revise throughout the prospectus as appropriate. Additionally, please revise to highlight the legend required by Item 501(a)(7) of Regulation S-B. Also please revise to highlight the entire paragraph "The purchase o the securities offered...".


Risk Factors
7. In the introductory paragraph, clarify that you disclose all "material" risks here.
8. Revise your risk factor subheadings to ensure that your subheadings clearly reflect the material risk disclosed in the narrative. For example, revise the subheading for risk factors 4, 5 and 10 to clearly reflect the risk. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact.
9. Revise your risk factor subheadings to highlight the information in bold face or italic type instead of all capital letters.

10. Revise risk factor 8 to indicate the number of hours per week
Mr.
Novis intends to provide services to the company.



11. We note your cross-reference to the "Plan of Distribution" section after risk factor 11. Revise the registration statement to delete the use of cross-references from the forepart of the prospectus.



Selling Securityholders
12. Please revise the selling shareholders table to list the selling shareholders in alphabetical order.


Plan of Distribution, page 11
13. Describe the methods by which the selling stockholders may sell their stock.


Directors, Executive Officers, Promoters and Control Persons, page
12
14. An August 3, 2004 news article states that Richard Novis was appointed CEO and Director of International Oil and Gas, Inc. Please advise. Revise the disclosure if appropriate. Also, disclose when
Mr. Novis started working for International Oil and Gas.

15. Tell us what connection, if any, Richard Novis has to Caliber
Energy, formerly Rincon Resources, Inc. Provide any required disclosure in this regard.

16. We note that Richard Novis` position with Micro Cap et al.
Please advise us of any previous shell company and blank check offerings in which Richard Novis may have been involved.



Security Ownership of Certain Beneficial Owners and Management,
page
13
17. Item 403 of Regulation S-B requires that you add Mr. Novis` address to this section.





Description of Business, page 15
18. Revise to discuss the material terms of your mineral property option agreement.



Description Location and Access, page 16

19. Revise to clarify what months the company has access to the claim for exploration.
20. You have stated that the only practical access to the property is by helicopter. Please discuss in detail the hardships you must overcome because of this. Also, discuss how frequently exploration will be pursued in such a situation.


Title to the Cade Claim

21. We note that title to the Cade claim is registered with Gillian
Wells and that she has provided the company with an absolute bill of sale with respect to the property. Address the risks to investors from the company not holding title to the Cade claim.



Exploration Claim, page 16
22. We note your statements that there are mineralized boulders down slope from the property and unexplained stream sediment anomalies. Revise to state that there is no assurance that a commercially viable mineral deposit exists on your property.


Geological Report, page 17
23. Please disclose the mining training, experience and
credentials
of George Nicholson.   Please provide us with the geology report
which Mr. Nicholson prepared regarding his evaluation of the property.

24. We note your statement that extensive research uncovered no previous property-scale work that had been done in the immediate area of the claim. We also note your statement that the first phase will contain geological mapping. Advise us why you will conduct geological mapping if no previous work has been done on the claim.


Budget, page 17

25. Describe in greater detail the steps the company will take in phase 1. Expand your discussion of Phase I to address the company`s timing of phase 1 along with the sources of funds for completion of phase 1. We may have further comment.
26. Revise to describe Phase II in greater detail. Specify the activities involved and disclose the time frame and cost of each.

27. Please describe the substantial additional exploration beyond Phases I and II, the reasons and expected cost of that exploration and the expected time frame for that exploration. If you are unable to provide any of this information, please disclose the reasons why you are unable to provide that information. Your disclosure must describe all anticipated activities in the 12 months following effectiveness of the registration statement.


Compliance with Government Regulation, page 17
28. Identify the specific government approvals you will need. For each, discuss the status of the approval within the government approval process, or, if you have not yet applied for it, disclose when you will apply.


Employees, page 18
29. We note you indicate that you have two directors. You also indicate in the "Directors, Executive Officers, Promoters and Control
Persons" section that you only have one director. Revise as appropriate.


Reports to Securities Holders, page 18
30. Please add to your Regulation S-B, Item 101(c)(3) disclosure that the SEC`s Internet site contains information statements and other information regarding issuers that file electronically with the Commission.


31. The zip code for the SEC is 20549, not 20002.  Please revise.



Plan of Operations, page 19

32. In discussing your plan of operations for the next twelve months as required by Item 303(a) of Regulation S-B, please provide detailed milestones to the business plan, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone in weeks or months. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance this project. We may have further comment.

33. Describe in greater detail your proposed program of exploration beyond Phase II.

34. Clarify the months during the year your phase 1 and phase 2 exploration activities will be conducted at your properties.

35. We note that your offering expenses are expected to be approximately $7,000. Revise your discussion to address how you will pay these offering expenses.



Financial Statements

Notes to Financial Statements

General
36. Please disclose the reporting currency on the face of the financial statements. Disclose the functional currency and reporting currency, if different, in a note and describe briefly how you apply
SFAS 52.
37. Please revise your financial statement headnotes to state exploration stage, rather than development stage.

Statements of Operations
38. Basic and diluted net loss per share should be rounded to the nearest cent in order not to imply a greater degree of precision than exists. Please revise

Other
39. Please provide a signed audit report and a current consent from your auditors in any amendment.

Part II


Exhibits

40. File as an exhibit the document which exhibits your legal interest in the property. See Industry Guide 7(c)(3).

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  	Joseph Emas, Esq.
      By facsimile to 305-551-1274
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Northern Exploration Ltd.
Page 9